FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 30, 2004

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated September 30, 2004.
2.	Press release dated September 30, 2004.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	October 8, 2004
ARM HOLDINGS PLC.

By: /s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

ARM Holdings plc and Artisan Components, Inc. Announce that U.S. Government Has Granted Early Termination of Antitrust Waiting Period

CAMBRIDGE, U.K. and SUNNYVALE, California -- Sept. 30, 2004 -- ARM Holdings plc [(LSE: ARM); (Nasdaq: ARMHY)] and Artisan Components, Inc. (Nasdaq: ARTI) today announced that the U.S. Federal Trade Commission and Department of Justice have granted early termination of the waiting period applicable to ARM’s acquisition of Artisan under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. Termination of the waiting period ends the Federal Trade Commission’s and Department of Justice's antitrust review of the transaction.

On August 23, 2004, ARM and Artisan announced the signing of a definitive agreement under which ARM will acquire Artisan. Termination of the Hart-Scott-Rodino waiting period satisfies one of the conditions to completion of the transaction. The completion of the transaction is still subject to ARM and Artisan stockholder and other regulatory approvals, other customary closing conditions and the admission of the new ARM shares to the Official List of the UK Listing Authority and to trading on the London Stock Exchange.

About Artisan
Artisan is a leading provider of physical intellectual property (IP) components for the design and manufacture of complex system-on-a-chip integrated circuits. Artisan's products include embedded memory, standard cell, input / output, analog and mixed-signal components, which are designed to achieve the best combination of performance, density, power and yield for a given manufacturing process. Artisan has licensed its IP components to over 2,000 companies involved in integrated circuit design. Artisan is headquartered in Sunnyvale, California. More information about Artisan, including free library access, can be found at http://www.artisan.com.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM's 16/32-bit RISC microprocessors, data engines, peripherals, software and tools, combined with the company's broad partner community, provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

Important Information for Investors and Stockholders
ARM and Artisan have filed a registration statement on Form F-4 that contains a preliminary proxy statement/prospectus with the SEC in connection with the proposed transaction. The final prospectus/proxy statement will be mailed to the stockholders of Artisan. ARM and Artisan urge investors and security holders to read the proxy statement/prospectus and any other relevant documents filed with the SEC because they will contain important information. Investors and security holders will be able to obtain these documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by ARM are available free of charge by contacting ARM Holdings plc Investor Relations, 110 Fulbourn Road, Cambridge, UK, CB1 9NJ, +44 (0)1223 400400, and on ARM’s web site at www.arm.com; documents filed with the SEC by Artisan are available free of charge by contacting Artisan Components, Inc. Investor Relations, 141 Caspian Court, Sunnyvale, California, 94089, (408) 734-5600, on Artisan’s web site at www.artisan.com or on the SEC’s web site at www.sec.gov. Documents on ARM’s and Artisan’s web sites are not a part of this communication.

ARM and ARM’s directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Artisan in connection with the transaction. A description of the interests of directors and executive officers of ARM is set forth in its Annual Report on Form 20-F for the year ended December 31, 2003, which was filed with the SEC. Investors and security holders can obtain additional information regarding the direct and indirect interests of ARM’s directors and executive officers in the transaction by reading the proxy statement/prospectus when it becomes available.

Artisan and Artisan’s directors and executive officers may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the transaction. A description of the interests of directors and executive officers of Artisan is set forth in the proxy statement for Artisan’s 2003 annual meeting of stockholders, which was filed with the SEC on January 27, 2004. Investors and security holders can obtain additional information regarding the direct and indirect interests of Artisan’s directors and executive officers in the transaction by reading the proxy statement/prospectus when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements
This document contains certain forward-looking statements about ARM and Artisan. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to ARM, Artisan, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of ARM and Artisan, including: the impact of general economic conditions in regions in which either such company currently does business, industry conditions, including competition, fluctuations in exchange rates and currency values, capital expenditure requirements, legislative or regulatory requirements, changes in the tax laws, interest rates and access to capital markets, the possibility that the transaction will not close, that the closing may be delayed or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; the reaction of customers of ARM and Artisan to the transaction and economic and political conditions in the U.K., U.S. and elsewhere. The actual results or performance by ARM or Artisan could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of ARM or Artisan. ARM and Artisan are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise. More information about potential factors that could affect ARM’s business and financial results is included in ARM’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003 including (without limitation) under the captions, "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are on file with the Securities and Exchange Commission (the "SEC") and available at the SEC's website at www.sec.gov. For more information and additional risk factors regarding Artisan, see the information under the captions "Factors Affecting Future Operating Results"

contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the Annual Report on Form 10-K for the fiscal year ended September 30, 2003, the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004 filed with the SEC.

-- ENDS --

ARM is a registered trademark of ARM Limited. Artisan Components and Artisan are registered trademarks of Artisan Components, Inc. All other brands or product names are the property of their respective holders. ``ARM'' is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.

Contact:
Inquiries

ARM Investors:
Tim Score	Sarah Marsland
ARM	Financial Dynamics
Tel: +44 (0)1223 400537	Tel: +44 (0)20 7831 3113
tim.score@arm.com
Juliet Clarke/
James Melville-Ross
Financial Dynamics
Tel: +44 (0)20 7831 3113

Artisan Investors:
Rosie Sanford
Artisan
Tel: +1 408 548 3122

ARM Media:
Michelle Spencer	Stacy Perry
ARM	Text100 Public Relations
Tel: +44 (0)1628 427780	Tel: +1 415 593 8484
michelle.spencer@arm.com	stacyp@text100.com

Artisan Media:
Claudia Natalia
Artisan
Tel: +1 408 548 3172
claudia@artisan.com

Item 2

ARM AND TRUSTED LOGIC ANNOUNCE EVALUATION VERSION OF
SECURITY SOFTWARE FOR MICROSOFT WINDOWS CE 5.0

Trusted Logic software is available to developers for the first time, enabling increased electronic transaction security for ARM Powered consumer devices

REDMOND, WA AND CAMBRIDGE, UK – Sept. 30, 2004 –ARM [(LSE: ARM) (Nasdaq: ARMHY)] and Trusted Logic announced at the third annual Microsoft and ARM Executive Summit, the evaluation version of the Trusted Logic Security Module for Microsoft Windows CE 5.0, which is optimized for ARM® TrustZone™ technology This new evaluation software means that for the first time, developers of Windows CE- 5.0 can use Trusted Logic software to increase electronic transaction security in ARM Powered® devices.

The Windows CE 5.0 evaluation version of the Security Module, coupled with the ARM TrustZone technology, will provide consumers with a more secure environment for electronic transactions such as mobile banking, e-commerce and digital rights management. This security can be designed into ARM Powered consumer devices such as mobile phones, payment terminals, and set-top boxes.

“This solution is an excellent example of how the close level of technical collaboration between Microsoft and ARM is resulting in innovative software,” said Jonas Hasselberg, Group product manager, Mobile and Embedded Devices Division at Microsoft. “Trusted Logic’s Security Module, when used with ARM TrustZone technology will provide improved performance and increased security for devices running Windows CE 5.0.”

“Making mobile devices more secure is critical to the success of next-generation mobile applications. In turn, these mobile applications are a vital revenue stream for operators who need to have their investments bear fruit,” said Dominique Bolignano, president and CEO, Trusted Logic. “Now that our Security Module will be available to Windows CE developers, they will soon realize some of the benefits of TrustZone technology, which will provide operators and handset OEMs with portable, interoperable and certifiable security.”

The Security Module implements the TrustZone APIs to enable smooth evolution and compatibility with future versions of the software running on ARM TrustZone technology-enabled processors. The software is part of a portfolio of embedded security products offered by ARM and developed under a recently announced agreement between Trusted Logic and ARM. The new software will protect against common attacks and frauds such as mobile phone security codes being overwritten, and will provide consumers with a secure environment for mobile banking, e-commerce, and digital rights management in mobile phones, payment terminals and set-top boxes.

“The buzz around the third annual Microsoft and ARM Executive Summit is a testament to the fact that both parties are fully committed to a future working hand-in-glove, which is reflected in the fact that ARM is one of the leading architectures for Windows CE-based devices,” said Mary Inglis, director, OS & Alliances, ARM. “Windows CE developers can now use the Security Module implementing the TrustZone APIs to design an environment which can accelerate the growth of m-commerce, while reaping benefits like reduced time-to-market benefits of a consistent cross-platform framework.”

Availability
The new evaluation version of the TrustZone technology-compatible Security Module will be available in Q4 2004; its commercial release will be in Q1 2005. The Security Module is available for licensing exclusively from ARM now.

About Trusted Logic
Since 1999, Trusted Logic has brought secure open technology based solutions to the embedded systems industry. Corner stone of its product offering, Trusted Logic provides Trusted Foundations™, complete solutions with first class security for both smart cards and trusted devices including open technology platforms, accompanying tools and security services. Thanks to its innovation strategy, Trusted Logic has been providing several world "firsts" in the card and mobile industries, attested by the recent launch of the pioneering Security Module technology. For more information about Trusted Logic, visit http://www.trusted-logic.com

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM's 16/32-bit RISC microprocessors, data engines, peripherals, software and tools, combined with the company's broad Partner community, provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM and ARM Powered are registered trademarks of ARM Limited. TrustZone is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc [(LSE: ARM); (Nasdaq: ARMHY)]; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.

Contact Details:

ARM PRESS OFFICE: +44 208 996 4141

Niall O’Malley
Text 100
+44 208 996 4143
londonarm@text100.co.uk